FIRST AMENDMENT TO
OPERATING AGREEMENT OF
TRAVEL.WIN, LLC

This First Amendment (the "***Amendment***") to the Limited Liability Company Operating Agreement, of TRAVEL.WIN, LLC, a Florida limited liability company (the "***Company***"), is made and entered into as of the 3rd, day of February, 2023.

BACKGROUND

A. The Company and its Members entered into the Operating Agreement, dated as of August 1, 2020, (as so amended and as further amended, amended and restated, supplemented or otherwise modified from time to time, the "***Operating Agreement***").

B. The Company desires to amend the Operating Agreement.

C. Pursuant to, in accordance with the Class A Membership Interest Schedule and the Class B Membership Interest Schedule of the Operating Agreement, the Members have consented to the amendments set forth herein.

D. The Company desires to split the existing Class A and Class B Membership Interests so that each Membership Interest (issued and outstanding) prior to the effective date of this Amendment will constitute four (4) Membership Interests of the respective class;

E. This split shall not substantively affect the rights of the Class A or Class B Members;

F. To accomplish this split, the Members of each Class have authorized the amendment of both the Class A Membership Interest Schedule and the Class B Membership Interest Schedule of the Operating Agreement.

G. Pursuant to, and in accordance with the Class A Membership Interest Schedule and the Class B Membership Interest Schedule of the Operating Agreement, the Members have consented to the Membership Interest split as set forth in this Amendment.

NOW, THEREFORE, with the foregoing Background deemed incorporated by reference herein and for good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereby agree as follows:

1. All capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to such terms in the Operating Agreement.

2. The Class A Membership Interest Schedule and the Class B Membership Interest Schedule of the Operating Agreement is hereby amended and restated in accordance with this First Amendment and the Manager is authorized to effectuate the same.

3. Except as modified by this Amendment, the Operating Agreement shall continue unmodified and in full force and effect.

IN WITNESS WHEREOF, pursuant to, and in accordance with, the authority granted by Article III of the Operating Agreement, and at the direction of the Members, including the Manager, the undersigned on behalf of the Company has executed this Amendment the day and year first above written.

TRAVEL.WIN, LLC

DocuSigned by:

BY: John T. Mooney

DD641F9A0CF64D3...

John T. Mooney
President and CEO

TRAVEL.WIN WRITTEN CONSENT

February 1, 2023

The undersigned, being a member, the Manager, and the proxy holder of TRAVEL.WIN, LLC, a limited liability company duly organized and validly existing under the laws of the State of Florida (the "Company"), hereby adopts the resolutions below by written action in accordance with the Florida Revised Limited Liability Company Act, as applicable, as amended, and the Company's Limited Liability Company Agreement date August 1, 2021 (the "Operating Agreement"), and the proxies issued by the various members.

WHEREAS, as a condition of Section A-5(c) of the Class A Interests Schedule of the Operating Agreement, the Company is required to receive the approval of a majority of the holders of Class A Membership Interests to, "Amend this Agreement"; and

WHEREAS, as a condition of Section A-4(2) and A-5(e) of the Class A Interests Schedule of the Operating Agreement, the Company is required to receive the approval of a majority of the holders of Class A Membership Interests to admit new members or offer for sale any Membership Interests; and

WHEREAS, the Manager has determined that it is advisable and in the best interests of the Company and its members to amend the Operating Agreement to effectuate a 4-1 split of the Class A and Class B Membership Interests in order to attract and retain qualified personnel, directors, consultants and other persons or entities providing a benefit to the Company as the Manager determines is appropriate for the circumstances; and

WHEREAS, the Manager has determined that it is advisable and in the best interests of the Company and its members to admit new Members and sell, either directly or through a crowdfunding offering mechanism/platform, up to 600,000 new Membership Interests between $3.94 and $4.15 per Membership Interest, including a five percent (5%) discount to purchasers at or above $250,000 in a single transaction.

NOW, THEREFORE, BE IT:

RESOLVED, that the Company's Membership Interest split, be, and it hereby is, approved by a majority of the holders of Class A and Class B Membership Interests, with such minor modifications, amendments or changes as the Manager may approve;

RESOLVED, that the Class A Membership Interests and Class B Membership Interests, par value $0.001, per Membership Interest, of the Company shall be split 4-1 resulting in the Issued and Authorized Membership Interests of Class A and Class B being increased by a multiple of four (4), in order to attract and retain qualified personnel, directors, consultants and other persons or entities providing a benefit to the Company as the Manager determines is appropriate for the circumstances, and that the Manager is authorized to issue the same;

RESOLVED, that the Manager is authorized to sell either directly or through a crowdfunding offering mechanism/platform, up to 600,000 new Membership Interests between $3.94 and $4.15 per Membership Interest, including a five percent (5%) discount to purchasers at or above $250,000 in a single transaction.

RESOLVED, that the Manager is hereby authorized, empowered and directed in the name and on behalf of the Company to take or cause to be taken all further actions, and to make, execute and deliver, or cause to be made, executed and delivered, all such agreements, undertakings, documents, instruments, deeds or certificates in the name and on behalf of the Company, and to prepare, execute and file, or cause to be prepared, executed and filed, with any federal, state, local, foreign or other regulatory agencies any forms, reports, filings, applications or other documents, and to incur and pay, or cause to be incurred and paid, such expenses, fees and taxes as shall, in the opinion of such Manager, be deemed necessary, advisable or appropriate, and the taking of any such action or the preparation, delivery, execution or filing by the Manager of any of the foregoing or the payment of any such expenditures shall conclusively establish authority therefor from and the approval of the Company to effectuate or carry out fully the purpose and intent of all of these resolutions; and

RESOLVED, that any and all actions heretofore taken by the Manager in connection with the matters contemplated hereby on or prior to the date on which the resolutions were adopted that they hereby are ratified, confirmed and approved.

IN WITNESS WHEREOF, the undersigned have approved these resolutions as of the date first written above.

John T. Mooney

By: *John T. Mooney*
— DocuSigned by: DD641F9A0CF64D3...
Individually as a Holder of Class A Membership Interests

John T. Mooney

By: *John T. Mooney*
— DocuSigned by: DD641F9A0CF64D3...
As Irrevocable Proxy Holder of the Class A and Class B Membership Interests of:

Edward Katzin
Avery Kadison
Roland Hollis
Grant Smith
Garry Johnson
Robin Segaul Lebowitz
Marie Castellon
Geraldine Berkowitz
Michael S. Egan Living Trust
MML Investments
Matt Gallant

OPERATING AGREEMENT FOR
travel.win, LLC

August 1, 2020

This Operating Agreement (this "**Agreement**") is effective as of August 1, 2020 (the "**Effective Date**") by and between travel.win, LLC a Florida limited liability company (the "**Company**"), with principal offices located at 1500 Cordova Road, Suite 302, Fort Lauderdale FL 33316 and by and between the undersigned persons executing and joining this Agreement from time to time as members (the "Members") of Company, each owning interests of the Company (the 'Interests") in the classes and in the number set forth in their joinders attached hereto. Company and Members may be referred to together, the **"Parties"**, and individually, as a **"Party"**. Unless otherwise noted, capitalized terms used in this Agreement have the meanings ascribed herein, as more fully set forth in ARTICLE X.

RECITAL

The Company desires to establish and maintain integrity in the governance, oversight and management of the venture. The Parties to this Agreement are entering into this Agreement for the purpose of forming a limited liability company under the "*Florida Revised Limited Liability Company Act*" (the "**Act**").

AGREEMENT

In consideration of the foregoing and the mutual promises and covenants contained in this Agreement, the Company and Members agree to the following:

ARTICLE I
Organizational Matters

Section 1.01   Name. The name of the Company is travel.win, LLC

Section 1.02   Principal Office. The principal office of the Company is located at 1500 Cordova Road, Suite 302, Fort Lauderdale FL 33316, or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members. Amendments to the Articles of Organization to reflect any such principal office change in accordance with this Agreement may be made by the Manager without the consent of the Members.

Section 1.03   Registered Agent and Registered Office for Service of Process. The registered agent for service of process on the Company and the registered office for service of process on the Company in the State of Florida shall be the initial registered agent and the office of the initial registered agent, respectively, named in the Articles of Organization or such other Person or Persons or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by the Act and Applicable Law. Amendments to the Articles of Organization to reflect any change in such registered agent or registered office in accordance with this Agreement may be made by the Manager without the consent of the Members.

Section 1.04   Purpose; Powers; Operating Agreement.

(a)   The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act and to engage in any and all activities necessary or incidental thereto.

(b)   The Company shall have all the powers necessary or convenient to carry out the purposes for which it is organized, including the powers granted by the Act.

Section 1.05   Term. The term of the Company commenced on the date the Articles of Organization were accepted by the Florida Department of State, Division of Corporations, and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement or as provided by law.

ARTICLE II
Members

Section 2.01   Members; Classes of Membership Interests.

(a)   The Company shall consist of such different Classes of Membership Interests (collectively, "Membership Interests" and "Classes") as the Class A Members may determine from time to time, with such rights and interests as set forth in schedules attached hereto (the "Class Schedules").

(b)   The name, business, residence, or mailing address, Class of Membership, Capital Contributions, and Membership Interest of each Member are set out in the Members Schedule. The Manager shall update the Members Schedule as provided by Section 11.09 upon the issuance or Transfer of any Membership Interest to any new or existing Member in accordance with this Agreement.

Section 2.02   Capital Contributions; Capital Accounts; No Withdrawals.

(a)   The Members have contributed and have agreed to continue contributing to the Company the amounts, in the form of cash, property, services, or a promissory note or other obligation (as such amounts may be amended herein from time to time, the **"Capital Contributions"**) set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company. No Member shall be entitled to receive any interest on his, her, or its Capital Contributions or Capital Account.

(b)   The Company shall establish and maintain for each Member a separate capital account (each, a **"Capital Account"**) on its books and records in accordance with the provisions of Section 704(b) of the Code and Treasury Regulations Section 1.704-1(b)(2)(iv). Each Capital Account shall be (i) credited by such Member's Capital Contributions to the Company and any profits allocated to such Member in accordance with Section 4.01 and (ii) debited by any distributions to such Member pursuant to **Error! Reference source not found.** and any losses allocated to such Member in accordance with Section 4.01. For purposes of maintaining the Members' Capital Accounts, profits and losses shall be determined in accordance with Treasury

Regulation Section 1.704-1(b). The Capital Accounts shall be adjusted by the Manager upon the occurrence of an event described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) in the manner described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) and (g) if the Manager determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. In the event of a Transfer of any Membership Interest in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the transferred Membership Interest.

(c)   No Member shall be entitled to withdraw any part of his, her, or its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement or in the Class Schedules.

(d)   If any Member shall have a deficit balance in his, her, or its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 2.03   Admission of Additional Members.

(a)   Additional Members may be admitted from time to time following compliance with the provisions of Section 2.03(b) and in connection with (i) the issuance of Membership Interests by the Company, subject to compliance with the provisions of Section 2.03(b), or (ii) a Transfer of Membership Interests, subject to compliance with the provisions of ARTICLE VI.

(b)   In order for any Person not already a Member of the Company to be admitted as a Member of any Class, whether pursuant to an issuance or a Transfer (including a Permitted Transfer) of a Membership Interest or otherwise, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement attached hereto (a "**Joinder Agreement**"). Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Membership Interest, such Person shall be admitted as a Member of the applicable Class, shall be a party to this Agreement, shall be deemed listed as such on the books and records of the Company, and, in the case of an issuance, thereupon shall be issued his, her, or its Membership Interest of the applicable Class. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 2.02(b).

Section 2.04   Dissociation; Death.

(a)   A Member may dissociate at any time, rightfully or wrongfully, by providing notice of dissociation in writing to the Company and the Manager at least 180 (one hundred eighty) calendar days before the effective date of dissociation stated in the notice. The dissociation will be effective when the Manager receives the notice, or if such Member specifies a later date, on such later date.

(b)   As soon as any Member ceases to hold any Membership Interest, such Person shall no longer be a Member.

(c)   Any Member who dissociates will continue to be liable for each debt, obligation, or other liability owed, as of the date of dissociation, to the Company or the other Members. Additionally, any Member who wrongfully dissociates shall be liable to the Company and the other Members for damages caused by the dissociation. A Member who dissociates must divest his, her, or its entire Membership Interest before the effective date of dissociation in accordance with this Agreement and Applicable Law.

(d)   In the event of the death of a Member, the Company and its business shall be continued by the remaining Member or Members.

Section 2.05   Certification.

(a)   The Manager may, but shall not be required to, issue certificates to each Member of each Class evidencing the Class Membership Interest held by such Member.

(b)   If the Manager shall issue certificates representing Membership Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Membership Interests shall bear a legend substantially in the following form:

> THE MEMBERSHIP INTEREST REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE FLORIDA REVISED LIMITED LIABILITY COMPANY ACT AND AN OPERATING AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE MEMBERSHIP INTEREST REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH OPERATING AGREEMENT.

> THE MEMBERSHIP INTEREST REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, GIFTED, PLEDGED, ENCUMBERED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

Section 2.06   Meetings.

(a)   Meetings of a Class of Members may be called by (i) the Manager or (ii) a Member or group of Members holding more than 50% of the Membership Interests of such Class.

(b)   Notice stating the place, date, and time of the meeting, the means of electronic video screen communication or transmission, if any, and describing the purposes for which the meeting of a Class is called, shall be delivered in writing as provided by Section 11.05 not fewer than 7 calendar days and not more than 45 calendar days before the date of the meeting to each Member of such Class and the Manager, by or at the direction of the Manager or the Member(s) of such Class calling the meeting, as the case may be. The Members of a Class may hold meetings at the Company's principal office or at such other place, within or outside the State of Florida, as the Manager or the Member(s) of such Class calling the meeting may designate in the notice for such meeting.

(c)   Any Member of a Class may participate in a meeting of the Members of such Class by means of conference telephone, video conference or other communications equipment by means of which all Persons participating in the meeting can talk to and hear each other. Participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   Each Member of a Class shall be entitled to the voting rights granted to the Members of such Class as set forth in the Class Schedule attached hereto. Each Class shall be entitled to vote on the matters designated within its Class Schedule as requiring the vote of such Class.

(e)   On any matter that is to be voted on by the Members of a Class, a Member of such Class may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member of such Class executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(f)   Attendance of a Member of a Class at any meeting of such Class shall constitute a waiver of notice of such meeting, except where a Member of such Class attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(g)   A quorum of any meeting of the Members of a Class shall require the presence, whether in person or by proxy, of the Members of such Class holding a majority of the Membership Interests of such Class. Subject to Section 2.07, no action may be taken by the Members of a Class unless the appropriate quorum is present at a meeting.

(h)   Subject to the provisions of this Agreement or the Act requiring the vote, consent, or approval of a different percentage of the Membership Interests of a Class, no action may be taken by the Members of a Class at any meeting at which a quorum is present without the affirmative vote of the Members of such Class holding a majority of the Membership Interests represented at such meeting.

Section 2.07   Action Without Meeting. Notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by the Members of a Class may be taken without a meeting of such Class, without prior notice and without a vote if a written consent is signed and delivered (including by Electronic Transmission) to the Company within thirty (30) calendar days of the record date for that action by Members of the Class entitled to vote on the matter holding the required percentage of Membership Interests of such Class to consent to, or approve such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or the Members of a Class.

ARTICLE III
Management

Section 3.01   Management of the Company. The Company shall be manager-managed by the Manager. Subject to the provisions of Section 3.02 and except as otherwise provided by the Act or this Agreement, the Manager shall have full and complete discretion to manage and control the business, property, activities, and affairs of the Company. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02   Approval of Members.   Notwithstanding any provisions in this Agreement to the contrary, the Manager shall not take certain actions as set forth in the Class Schedules without the affirmative votes required of such Classes in such Class Schedules.

Section 3.03   Officers. The Manager may appoint individuals as officers and assistant officers of the Company (the **"Officers"**) as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. The Manager may authorize the payment of compensation to officers (including themselves), employees, and consultants. Such compensation may be comprised of salary, fees, stock grants, benefits, and any other components as authorized by the Manager. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon notice to the Manager in writing. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.04   Removal and Resignation of Manager; Vacancy. The Manager may be removed or replaced at any time, with or without cause, by the affirmative vote of the holders of a majority of the Membership Interests of the Classes entitled to vote thereon, or as otherwise set forth in any Class Schedule (expressly including and permitting the vote thereon of any Membership Interests entitled to vote thereon held by Manager or any Affiliate of Manager). The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Any vacancy occurring in the office of Manager shall be filled by the affirmative vote of the holders of a majority of the Membership Interests of the Classes entitled to vote thereon. The removal or resignation of the Manager shall not affect the Manager's rights as a Member and shall not constitute a dissociation of such Member. Amendments to the Articles of Organization to reflect a successor manager otherwise approved in accordance with this Agreement may be made by the successor Manager without the consent of the Members.

Section 3.05   Conflicts of Interest. Each and every Manager or Member may engage in any business and compete, directly or indirectly, with the Company in any manner whatsoever except as set forth herein. Furthermore, each and every Manager or Member may contract or otherwise deal with the Company for the sale or lease of any property, for the rendition of any services or for any other purposes and to receive payments or fees from the Company in connection therewith, all on terms and conditions approved by the Manager or, with respect to dealings between the Company and the Manager only, by the affirmative vote of the holders of a majority of the Membership Interests of the Classes entitled to vote thereon, or as otherwise set forth in any Class Schedule (expressly including and permitting the vote thereon of any Membership Interests held by Manager or any Affiliate of Manager); provided, however, no rebates, kickbacks or reciprocal arrangements shall be received or entered into by any Manager or Member nor shall any Manager nor Member participate in any business arrangement which would circumvent this or any other provision of this Agreement.

Section 3.06   Business Opportunity Company Right of First Refusal. Notwithstanding anything herein, if a Member (including the Manager) or any Affiliate of such Member is offered or discovers a business opportunity of the type and character that is consistent with the Company's business (a **"Business Opportunity"**), such Member or Affiliate may, but is not required to, before pursuing such Business Opportunity, offer to the Company the right to pursue such Business Opportunity for the benefit of the Company, regardless of whether such Member or Affiliate believes the Company would be able (financially or otherwise) or willing to pursue such Business Opportunity. Any Company action to approve or forgo a Business Opportunity shall be deemed to involve a Related Party Agreement and be subject to the Member approval requirements, if any, set forth in the Class Schedules. If a Business Opportunity is presented to the Company and the Company or its Members of the Classes entitled to vote thereon determine not to pursue such Business Opportunity, the presenting Member or Affiliate shall be free to pursue such Business Opportunity on any terms determined in the sole discretion of the presenting Member or Affiliate.

Section 3.07   Confidentiality. Each and every Manager and Member hereby acknowledges and agrees that the Company has expended, or will expend, significant time and resources in developing existing and prospective customers, suppliers, opportunities, businesses, concepts, ideas and operations and any information related thereto, including, but not limited to, prices, methods, plans, programs, literature, and documents ("Confidential Information"), all of which each Manager and Member hereby acknowledges and agrees to be proprietary and confidential. Each Manager and Member hereby agrees during their term as a Manager or a Member and for one year thereafter (which time period each Manager and Member acknowledges and agrees is reasonable) that teach of them will not, on their own behalf or in the service of or on behalf of others, (A) provide or disclose, use or divulge, or allow to be used or divulged, any Confidential Information, to any person for any purpose or in any manner detrimental to or in competition with the interests of the Company, or (B) solicit, divert or hire away, any customer, opportunity or employee of the Company, whether or not such relationship is by written or verbal agreement, full-time, part-time or temporary, or (C) copy or retain any Confidential Information.

ARTICLE IV
Allocations

Section 4.01   Allocation of Profits and Losses.

(a)   The Company's profits and losses for each Fiscal Year will be allocated among each Class and the Members of each Class in accordance with the Class Schedules.

(b)   Notwithstanding any other provision of this Agreement, "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members of each Class in accordance with the Class Schedules.

(c)   This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

(d)   All items of income, gain, loss, deduction, and credit of the Company shall be allocated among the Members for federal, state, and local income tax purposes consistent with the manner that the corresponding items are allocated among the Members pursuant to this Section 4.01, except as may otherwise be provided herein or under the Code.

ARTICLE V
Distributions

Section 5.01   General.

(a)   Subject to Section 5.02, distributions of available cash, after consideration is given to the needs of the Company and the establishment and maintenance of reasonable reserves for the Company's future operations ("Available Cash"), shall be made to the Members of the Classes as set forth in the Class Schedules when and in such amounts as determined by the Manager. After making all distributions and reserves required for a given Fiscal Year under Section 5.02, distributions of Available Cash determined to be made by the Manager pursuant to this Section 5.01(a) shall be paid to the Members in accordance with their respective Membership Interests in their Class.

(b)   Notwithstanding any provision to the contrary contained in this Operating Agreement, the Company shall not make any distribution to Members if such distribution would violate Section 605.0405 of the Act or other Applicable Law.

Section 5.02   Tax Advances.

(a)   Subject to Section 5.01(b) and any restrictions in the Company's then applicable debt-financing arrangements, and subject to the Manager's determination to retain any other amounts necessary to satisfy the Company's obligations or to establish and maintain reasonable reserves for the Company's future operations, at least five (5) days before each date prescribed by the Code for a calendar-year entity to pay quarterly installments of estimated tax, the Company shall use commercially reasonable efforts to distribute cash to each Member in proportion to and to the extent of such Member's Quarterly Estimated Tax Amount for the applicable calendar quarter (each such distribution, a **"Tax Advance"**).

(b)   If, at any time after the final Quarterly Estimated Tax Amount has been distributed pursuant to Section 5.02(a) with respect to any Fiscal Year, the aggregate Tax Advances to any Member with respect to such Fiscal Year are less than such Member's Tax Amount for such Fiscal Year (a **"Shortfall Amount"**), then the Company shall use commercially reasonable efforts to distribute cash in proportion to and to the extent of each Member's Shortfall Amount. The Company shall use commercially reasonable efforts to distribute Shortfall Amounts with respect to a Fiscal Year before the 75th day of the next succeeding Fiscal Year; **provided**, that if the Company has made distributions other than pursuant to this Section 5.02, the Manager may apply such distributions to reduce any Shortfall Amount.

(c)   If the aggregate Tax Advances made to any Member pursuant to Section 5.02 for any Fiscal Year exceed such Member's Tax Amount (an **"Excess Amount"**), such Excess Amount shall reduce subsequent Tax Advances that would be made to such Member pursuant to this Section 5.02, except to the extent taken into account as an advance pursuant to Section 5.02(d).

(d)   Any distributions made pursuant to this Section 5.02 shall be treated for purposes of this Agreement as advances on distributions pursuant to Section 5.01 and shall reduce, dollar-for-dollar, the amount otherwise distributable to such Member pursuant to Section 5.01.

Section 5.03   Tax Withholding; Withholding Advances.

(a)   Tax Withholding. Each Member agrees to furnish the Company with any representations and forms as shall be reasonably requested by the Company to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have.

(b)   Withholding Advances. The Company is hereby authorized at all times to make payments (**"Withholding Advances"**) with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Tax Matters Representative, based on the advice of legal or tax counsel to the Company), to withhold or make payments to any federal, state, local, or foreign taxing authority (a **"Taxing Authority"**) with respect to any distribution or allocation by the Company of income or gain to such Member, and to withhold the same from distributions to such Member. Any funds withheld from a distribution by reason of this Section 5.03(b) shall nonetheless be deemed distributed to the Member in question for all purposes under this Agreement. If the Company makes any Withholding Advance in respect of a Member hereunder that is not immediately withheld from actual distributions to the Member, then the Member shall promptly reimburse the Company for the amount of such payment, plus interest at a rate equal to the prime rate published in the Wall Street Journal on the date of payment, compounded annually, on such amount from the date of such payment until such amount is repaid (or deducted from a distribution) by the Member (any such payment shall not constitute a Capital Contribution). Each Member's reimbursement obligation under this Section 5.03(b) shall continue after such Member transfers its Membership Interests.

(c)   Indemnification. Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to the taxes, interest, or penalties that may be asserted by reason of the Company's failure to deduct and withhold tax on amounts distributable or allocable to such Member. The provision of this Section 5.03(c) and the obligations of a Member pursuant to Section 5.03(b) shall survive the termination, dissolution, liquidation, and winding up of the Company and the dissociation or withdrawal of such Member from the Company or the Transfer of its Membership Interests. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 5.03, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(d)   Overwithholding. Neither the Company nor the Manager shall be liable for any excess taxes withheld in respect of any distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

ARTICLE VI
Transfers

Section 6.01   General Restrictions on Transfer.

(a)   Except as permitted pursuant to Section 6.02, no Member shall Transfer all or any portion of his, her, or its Membership Interest in the Company, except with the affirmative vote of the holders of a majority of the Membership Interests of the Classes entitled to vote thereon, or as otherwise set forth in any Class Schedule.

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of his, her, or its Membership Interest in the Company, and the Company agrees that it shall not issue any Membership Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Membership Interests, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii) including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(iii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Act;

(iv)   if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vi)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Membership Interest (in full or in part) in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d)   Except as provided in Section 9.01(b), no Transfer (including a Permitted Transfer) of Membership Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a Permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)   Any completed Transfer of a Membership Interest permitted or authorized by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest" in ARTICLE X, unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Permitted Transfers. The provisions of Section 6.01(a) shall not apply to any Transfer by any Member of all or any portion of his, her, or its Membership Interest to any of the following (each, a **"Permitted Transferee"** and any such Transfer to a Permitted Transferee, a **"Permitted Transfer"**):

(a)   A trust under which the distribution of Membership Interests may be made only to an individual Member and/or any Family Member of such Member (including adoptive relationships and stepchildren), and the Spouses of each such natural person (collectively, **"Family Members"**);

(b)   A corporation, partnership, or limited liability company, the shareholders, partners, or members of which are only an individual Member and/or Family Members of such Member; or

(c)   To an individual Member's executors, administrators, testamentary trustees, legatees, or beneficiaries by will or by the laws of intestate succession.

Section 6.03   Purchase Option.   In the event the Company or any Member of a Class wishes to issue, sell, transfer or otherwise dispose of all or any portion of any Membership Interests in a Class to any person or entity other than a Permitted Transferee, the Company or such Member shall deliver written notice to the Company and to all Members of such Class of the identity of the transferee, the price and terms of such transfer and a copy of the contract therefor in the case of a Member and the terms thereof in the case of the new issuance of Membership Interests by the Company. Within 30 days of receipt of such notice, the Company and the Members of such Class may by written notice elect to purchase all or any portion of such offered Membership Interests at the monetary equivalent of the price set forth in the offer and upon the terms set forth in such offer. The Company shall be entitled to purchase all or any portion of such offered Membership Interests prior to any purchase by Members. Each Member of such Class electing to purchase Membership Interests hereunder shall be entitled to purchase a proportion of such offered Membership Interests (after the portion elected to be purchased by the Company) equal to the ratio of Membership Interests of such Class owned by such Member to the total Membership Interests of such Class owned by Members electing to purchase the offered Membership Interests. If Members fail to purchase all of the Interests offered for transfer, then the transferring Member, or the Company, shall be free to transfer the remainder of the offered Membership Interests to the original offeree at the same price and on the same terms set forth in the original notice, provided such transfer is completed within 90 days of the original notice and such transferee shall become a party to this Agreement and be bound by the provisions hereof. Any change whatsoever in the identity, price or terms of the offer shall be considered a new offer subject to the restrictions of this Agreement.

Section 6.04   TAG-A-LONG OPTION.   In the event the Membership Interests of a Class offered for transfer pursuant to Article VI hereof, individually or in the aggregate with other Membership Interests of such Class offered for transfer, (a) represent and/or are convertible into 60% or more of the outstanding Membership Interests of such Class, or represent 60% or more of the Membership Interests of such Class held by the Member offering to transfer such Membership Interests of such Class, each of the Members of the applicable Class otherwise entitled to purchase such Membership Interests of such Class shall have the option to "tag-a-long" and participate in such transfer by offering all or a portion of the Membership Interests of such same Class owned by such Member for transfer at the same price and on the same terms set forth in the original notice. To exercise this option, a Member shall give written notice to the Company and all Members of his(her) election to "tag-a-long" and participate in the transfer of Membership Interests of such Class pursuant to the offer and the number of his(her) Membership Interests of such Class offered hereunder on or before 45 days after the date of receipt of written notice of the proposed transfer. Each Member electing to offer Membership Interests of a Class hereunder shall be entitled to offer and transfer a proportion of the total Membership Interests of such Class to be transferred equal to the ratio of Membership Interests of such Class owned by such Member to the total Membership Interests of such Class owned by Members electing to offer and transfer Membership Interests of such Class hereunder. If Members of a Class fail to elect to "tag-a-long" and participate in any offer and transfer hereunder, then the transferring Member of such Class shall be free to transfer any remainder of the offered Membership Interests of such Class to the original offeree at the same price and on the same terms set forth in the original notice, provided such transfer is completed within 90 days of the original notice and such transferee shall become a party to this Agreement and be bound by the provisions hereof. Any change whatsoever in the identity, price or terms of the offer shall be considered a new offer subject to the restrictions of this Agreement.

Section 6.05   COME-A-LONG OPTION.   In the event the Membership Interests of a Class offered for transfer pursuant to Section 6.03 hereof, individually or in the aggregate with other Membership Interests of such Class offered for transfer, represent and/or are convertible into 60% or more of the aggregate outstanding Membership Interests of such Class and the Members are prohibited from purchasing or do not elect, for any reason, to purchase all Membership Interests of such Class offered for transfer pursuant to Section 6.03 hereof or to "tag-a-long" pursuant to Section 6.04 hereof, the Members of such Class holding 60% or more of the aggregate outstanding Membership Interests of such Class shall have the option to require the remaining non-participating Members of such Class to "come-a-long" and participate in such transfer by offering and selling all or a portion of the Membership Interests of such Class owned by such Member for transfer at the same price and on the same terms set forth in the original notice. To exercise this option, the electing Members of such Class shall give written notice to the Company and all Members of such Class of their election to require all Members of such Class to "come-a-long" and participate in the transfer of Membership Interests of such Class pursuant to the offer on or before 60 days after the date of receipt of written notice of the proposed transfer. Each Member of such Class shall be required to offer and transfer a proportion of the total Membership Interests of such Class to be transferred equal to the ratio of Membership Interests of such Class owned by such Member to the total Membership Interests of such Class owned by all Members of such Class. Such transfer shall be completed within 90 days of the original notice and such transferee shall not be required to become a party to this Agreement or to be bound by the provisions hereof. Any change whatsoever in the identity, price or terms of the offer shall be considered a new offer subject to the restrictions of this Agreement.

Section 6.06   **PURCHASE TERMS.**   At the election of the purchasing Company or Members, the purchase price of Membership Interests of a Class to be purchased hereunder by any one purchaser which exceeds $100,000 in the aggregate shall be payable in the following manner:

(a)   The greater of $100,000 or 20% of the total purchase price shall be payable within 90 days after the receipt of written notice from the purchaser electing to purchase such Membership Interests of such Class.

(b)   Any remainder shall be payable in 36 equal monthly installments of principal and interest with interest at ten percent (10.00%) per annum, first payment to be due 30 days after payment above, such remainder represented by a note with full recourse to the purchaser and further secured by a first priority pledge of all purchased Membership Interests of such Class and, if such note exceeds $400,000, a first priority pledge of other Membership Interests of such Class owned by such purchaser equal to the lesser of 25% of the number of purchased Membership Interests of such Class or the remainder of such purchaser's Membership Interests of such Class s.

(c)   The transferor shall bear all taxes, costs and expenses of transfer.

ARTICLE VII
Exculpation and Indemnification

Section 7.01   No Personal Liability: Members; Manager.

(a)   Except as otherwise provided in the Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the

Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being or acting as a Member.

(b)   Except as otherwise provided in the Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being or acting as a Manager.

Section 7.02   Indemnification.

(a)   To the fullest extent permitted under the Act (after waiving all Act restrictions on indemnification, other than those which cannot be eliminated or modified thereunder), as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement, only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide before such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses, and any amounts expended in settlement of any claims (collectively, **"Losses"**) to which such Covered Person may become subject by reason of:

(i)   any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member, the Manager, or any of their respective direct or indirect subsidiaries in connection with the business of the Company; or

(ii)   such Covered Person being or acting in connection with the business of the Company as a member, shareholder, partner, Affiliate, manager, director, office, employee, agent, or representative of the Company, any Member, the Manager, or any of their respective Affiliates, or such Covered Person serving or having served at the request of the Company as a member, manager, director, officer, employee, agent, or representative of any Person including the Company;

provided, that such Loss did not arise from (A) the Covered Person's conduct involving bad faith, willful or intentional misconduct, or a knowing violation of law, (B) a transaction from which such Covered Person derived an improper personal benefit, (C) a circumstance under which the liability provisions for improper distributions of Section 605.0406 of the Act are applicable, or (D) a breach of such Covered Person's duties or obligations under Section 605.04091 of the Act (taking into account any restriction, expansion, or elimination of such duties and obligations provided for in this Agreement).

(b)   The Company shall promptly reimburse (or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 7.02, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   The provisions of this Section 7.02 shall survive the dissolution, liquidation, winding up, and termination of the Company.

ARTICLE VIII
Accounting and Tax Matters

Section 8.01   Inspection Rights. Upon reasonable notice from a Member or Permitted Transferee, the Company shall afford the Member or Permitted Transferee and each of their respective representatives reasonable access during regular business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member or Permitted Transferee and each of their respective representatives to examine such documents and make copies thereof, in each case to the extent such information is for a purpose reasonably related to the Member's or Permitted Transferee's interest as a Member or Permitted Transferee and such purpose is described with reasonable particularity in the notice.

Section 8.02   Income Tax Status. It is the intent of the Company and the Members that the Company shall be treated as a partnership for federal, state, and local income tax purposes. Neither the Company, the Manager, nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03   Tax Matters Representative.

(a)   The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the **"Tax Matters Representative"**). The Tax Matters Representative can be removed at any time by a vote of Members holding a majority of the Membership Interests of each Class entitled to vote thereon. In the event of the resignation or removal of the Tax Matters Representative, Members holding a majority of the Membership Interests of each class entitled to vote thereon shall select a replacement Tax Matters Representative.

(b)   The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

(c)   The Tax Matters Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

Section 8.04   Tax Returns.

(a)   At the expense of the Company, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.


ARTICLE IX
Dissolution and Liquidation


Section 9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by Members holding a majority of the voting Membership Interests of each Class entitled to vote thereon;

(b)   The entry of a decree of judicial dissolution under Section 605.0705 of the RLLCA.

Section 9.02   Winding Up and Liquidation.

(a)   Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs. Upon the occurrence of an event described in Section 9.01, the Liquidator shall file articles of dissolution with the Florida Department of State under Section 605.0707 of the Act. Upon dissolution, the Company shall immediately commence to wind up its affairs in accordance with the Act and the provisions of this Article.

(b)   The Manager shall act as liquidator (the **"Liquidator"**) unless the Company is being dissolved pursuant to **Error! Reference source not found.** based on the breach of the M anager, in which case the Liquidator shall be a Person selected by the unanimous consent of the non-defaulting Members of each Class entitled to vote thereon, in the Members' sole discretion. The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets (including the discretion to defer the liquidation of any asset if the immediate sale of the asset would be impractical or cause undue loss to the Members) and to wind up and liquidate the affairs of the Company in an orderly and business-like manner in accordance with the Act.

(c)   The Liquidator shall give notice in writing of the commencement of winding up by mail to all known creditors of the Company and claimants against the Company whose addresses appear on the records of the Company.

Section 9.03   Distribution of Assets. The Liquidator shall liquidate the assets of the Company and distribute the proceeds in the following order of priority, unless otherwise required by mandatory provisions of the Act or other Applicable Law:

(a)   **First,** to the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(b)   **Second**, to the payment of the Company's known debts and liabilities to its creditors (including Members, if applicable);

(c)   **Third**, to the establishment of, and additions to, reserves that are determined by the Liquidator to be reasonably necessary for any contingent unknown liabilities or obligations of the Company; and

(d)   **Fourth**, to the Members of each Class in accordance with the Class Schedules.

Section 9.04   Required Filings. Upon completion of the distribution of assets as provided in Section 9.03, the Liquidator shall make all necessary filings required by the Act, including filing a statement of termination with the Florida Department of State.

ARTICLE X
Definitions

Section 10.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01, and when not otherwise defined shall have the meanings set out in the Act:

"Act" means the Florida Revised Uniform Limited Liability Company Act and any successor statute, as it may be amended from time to time.

"Affiliate" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, **"control"** when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms **"controlling"** and **"controlled"** shall have correlative meanings.

"Agreement" has the meaning set forth in the Preamble, as it may be amended, modified, supplemented, or restated from time to time, as provided herein.

"Applicable Law" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority, (b) any consents or approvals of any Governmental Authority, and (c) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"Articles of Organization" means the articles of organization of the Company accepted by the Florida Department of State, Division of Corporations on [DATE], as they may be amended or restated from time to time.

"Capital Account" has the meaning set forth in Section 2.02(b).

"Capital Contributions" has the meaning set forth in Section 2.02(a).

"Code" means the Internal Revenue Code of 1986, as amended.

"**Company**" has the meaning set forth in the Preamble.

"**Covered Person**" means (a) each Member, including the Manager in his, her, or its capacity as Member, (b) each Manager, Officer, employee, agent, or representative of the Company, and (c) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member, and each of their respective Affiliates.

"**Effective Date**" has the meaning set forth in the Preamble.

"**Electronic Transmission**" means any form or process of communication not directly involving the physical transfer of paper or other tangible medium that is (a) suitable for the retention, retrieval, and reproduction of information by the recipient and (b) retrievable in paper form by the recipient through an automated process used in conventional commercial practice.

"**Equity Securities**" means any and all Membership Interests of any Class of the Company and any securities of the Company convertible into, exchangeable or exercisable for, such Membership Interests, including, without limitation, any warrants or other rights to acquire such Membership Interests.

"**Estimated Tax Amount**" of a Member for a Fiscal Year means the Member's Tax Amount for such Fiscal Year as estimated in good faith from time to time by the Manager. In making such estimate, the Manager shall take into account amounts shown on Internal Revenue Service Form 1065 filed by the Company and similar state or local forms filed by the Company for the preceding taxable year and such other adjustments as the Manager reasonably determines are necessary or appropriate to reflect the estimated operations of the Company for the Fiscal Year.

"**Family Members**" has the meaning set forth in Section **Error! Reference source not f ound.**

"**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Initial Member**" means each Person identified on the Members Schedule as of the Effective Date as a Member and who has executed this Agreement or a counterpart thereof.

"**Joinder Agreement**" has the meaning set forth in Section 2.03(b).

"**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

"**Liquidator**" has the meaning set forth in Section 9.02(b).

"**Losses**" has the meaning set forth in Section 7.02(a).

"**Manager**" means, initially, John T. Mooney, or such other Person as may be designated or become the Manager pursuant to the terms of this Agreement. The Manager shall constitute a "manager" (as that term is defined in the Act) of the Company.

"**Marital Relationship**" means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

"**Members**" means each Initial Member and each Person who is admitted as a Member of the Company after the Effective Date in accordance with the terms of this Agreement and the Act, in each case so long as such Person is shown on the Company's books and records as the owner of Membership Interest. The term does not include any Person who ceases to be a Member. The Members shall constitute "**members**" (as that term is defined in the Act) of the Company.

"**Members Schedule**" means Schedule 1 attached hereto.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's rights to (a) receive that Member's distributive share of Company assets and items of Company income, gain, loss, and deduction, (b) vote on, consent to, or participate in any Member decisions as provided in this Agreement and the Act, and (c) receive any and all other benefits due to a Member under this Agreement and the Act. The Membership Interest of each Member will be stated as a percentage interest and shall be as set out in the Members Schedule.

"**Officers**" has the meaning set forth in Section 3.03.

"**Permitted Transfer**" has the meaning set forth in Section 6.02.

"**Permitted Transferee**" has the meaning set forth in Section 6.02.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Related Party Agreement**" means any agreement, arrangement, or understanding: (a) in which a Member or Manager is directly or "**indirectly**" a party as defined by Section 605.04092(1)(a) of the Act, (b) in which a Member or Manager has a direct or "indirect material financial interest" as defined by Section 605.04092(1)(b) of the Act, or (c) between the Company and any Manager, Member, or Officer, or other employee of the Company or any Affiliate of a Manager, Member, or Officer, or other employee of the Company; in each case, as such agreement may be amended, modified, supplemented, or restated in accordance with the terms of this Agreement.

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"Spouse" means a spouse, a party to a civil union, a registered domestic partner, a same-sex spouse or partner, or any person in a Marital Relationship with a Member.

"Tax Matters Representative" has the meaning set forth in Section 8.03.

"Transfer" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, either directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Membership Interest or any interest (including a beneficial interest or **"transferable interest"** as defined under the Act) in any Membership Interest. **"Transfer"** when used as a noun, and **"Transferred"** when used to refer to the past tense, shall have correlative meanings.

"Transferor" and **"Transferee"** mean a Person who makes or receives a Transfer, respectively.

"Treasury Regulations" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"Quarterly Estimated Tax Amount" of a Member for any calendar quarter of a Fiscal Year means the excess, if any, of (a) the product of (i) a quarter (1/4) in the case of the first calendar quarter of the Fiscal Year, half (1/2) in the case of the second calendar quarter of the Fiscal Year, three-quarters (3/4) in the case of the third calendar quarter of the Fiscal Year, and one (1) in the case of the fourth calendar quarter of the Fiscal Year and (ii) the Member's Estimated Tax Amount for such Fiscal Year over (b) all distributions previously made during such Fiscal Year to such Member.

ARTICLE XI
Miscellaneous

Section 11.01 Governing Law. This Agreement, including all Exhibits and Schedules attached hereto, and all matters arising out of or relating to this Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Florida without regard to the conflict of law provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Florida.

Section 11.02 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with this Agreement or the transactions contemplated hereby, shall be brought exclusively in the federal courts of the United States of America or the courts of the State of Florida, in each case located in the City of Fort Lauderdale and County of Broward. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03 Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

Section 11.05 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by fax or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section):

If to the Company:	1500 Cordova Road, Suite 302 Fort Lauderdale, FL 33316 Email: ted@travel.win Attention: Chief Executive Officer
with a copy to:	StrategySmith, PA 401 East Las Olas Blvd, Suite 130-120 Fort Lauderdale, FL 33301 Email: gsmith@strategysmith.com Attention: Grant Smith
If to Manager:	John T. Mooney 1500 Cordova Road, Suite 302, Fort Lauderdale FL 33316 Email: ted@travel.win Attention: Chief Executive Officer

If to a Member, to such Member's respective mailing address, fax number or email address, as applicable, as set forth on the Members Schedule.

Section 11.06 Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Membership Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and permitted assigns.

Section 11.09 Amendment. Except as otherwise provided by this Agreement, no provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and the Members holding a majority of the voting Membership Interests of each Class entitled to vote thereon. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager, without the consent of the other Members, to document any new issuance, redemption, repurchase, or Transfer of Membership Interests in accordance with this Agreement.

Section 11.10 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by fax, email, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 11.12 Entire Agreement. This Agreement, together with the Articles of Organization and all related exhibits and schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, records, representations, and warranties, both written and oral, whether express or implied, with respect to such subject matter.

      Section 11.13 No Third-Party Beneficiaries. Except as provided in Section 6.03, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

      Section 11.14 Waiver of Legal Conflict. Each Manager and Member, by its execution hereof, hereby acknowledges that Grant J. Smith and Garry W. Johnson, and employees, partners or affiliates of entities owned or controlled by them, has provided, and will provide, legal services to the Company, including the drafting of this Agreement. Each Manager and Member further acknowledges that Grant J. Smith and Garry W. Johnson, and employees, partners and affiliates of entities owned or controlled by them, is or may be a Member and that such may result in a legal conflict. Each Manager or Member hereby acknowledges and agrees that Grant J. Smith or Garry W. Johnson and the employees, partners or affiliates of entities owned or controlled by them, may represent any individual Manager or Member and that each Manager and Member has consulted, or will consult, with independent legal counsel in all dealings with the Company as each Manager or Member deems necessary. Each Manager and Member does hereby waive any conflict that might arise in any legal services provided by Grant J. Smith or Garry W. Johnson or employees, partners or affiliates of entities owned or controlled by them, to the Company.

IN WITNESS WHEREOF, THE PARTIES HERETO HAVE CAUSED THIS AGREEMENT TO BE
EXECUTED AS OF THE DATE FIRST WRITTEN ABOVE BY THEIR RESPECTIVE OFFICERS
THEREUNTO DULY AUTHORIZED.

COMPANY:

travel.win, LLC a Florida limited liability company
By: John T. Mooney an Individual residing in the state of Florida, its Manager

By: *John T. Mooney*
    DocuSigned by:
    DD641F9A0CF64D3...

Name: John T. Mooney
Title: Chief Executive Officer, travel.win
Address: 1500 Cordova Road, Suite 302, Fort Lauderdale FL 33316
Email: ted@travel.win

MEMBER AS MANAGER:

John T. Mooney an Individual residing in the state of Florida, as the Manager and as a Member

By: *John T Mooney*
    DocuSigned by:
    75DCD4230B9248B...

Name: John T. Mooney
Title: Chief Executive Officer
Address: 1500 Cordova Road, Suite 302, Fort Lauderdale FL 33316
Email: ted@fourluna.com

NON-MANAGING MEMBER:

Edward Katzin an Individual residing in the state of Nevada, as a Member

By: *Edward Katzin*
    DocuSigned by:
    ABAA87E5E2394CC...

Name: Edward Katzin
Title: Chief Operating Officer
Address: 10748 Ridgebrook Drive, Reno NV 89521
Email: enk@enk.net

NON-MANAGING MEMBER:

Roland Hollis an Individual residing in the state of Texas, as a Member

By: *Chester Roland Hollis*
DocuSigned by:
70834B375BCB4F6...

Name: Roland Hollis
Title: Chief Technology Officer
Address: 20 Hull Circle Drive, Westlake Hills TX 78746
Email: rolandhollistx@gmail.com

NON-MANAGING MEMBER:

Avery Kadison an Individual residing in the state of Texas, as a Member

By: *Avery Kadison*
DocuSigned by:
BBE4F6196D6B452...

Name: Avery Kadison
Title: Investor & Advisor
Address: 10924 Roy Butler Drive, Austin TX 78717
Email: avery.kadison@gmail.com

CLASS A INTERESTS SCHEDULE

A-1.   Class A Interests. The Membership Interests of the Company shall include 10,000,000 Class A Membership Interests, $0.001 par value, which Class A Membership Interests shall have the rights and interests as set forth herein. Members holding Class A Membership Interests are referred to herein as "Class A Members".

A-2.   Class A Contributions. Upon admission of any Class A Member, such Class A Member shall contribute such capital to the Company as the Class A Members shall determine from time to time. Thereafter, such Class A Member is neither expected nor obligated to contribute any further capital contributions or to lend any funds to the Company. No Class A Member will have the right to withdraw, to receive any return of, or to be paid any interest on, any capital contribution to the Company, nor shall any Class A Member be responsible or liable to any Member in any regards thereto.

A-3.   Class A Voting. Class A Members may attend any meeting or vote on any matter to which they are entitled to vote, in person, by proxy or by telephone. Each Class A Member shall be entitled to one vote for each Class A Membership Interest held by such Member, unless otherwise provided in this Agreement or any Member Agreement. Holder(s) of a majority of the Class A Membership Interests, represented in person, by proxy or by telephone, shall constitute a quorum. If a quorum is present, the affirmative vote of holder(s) of a majority of the Class A Membership Interests represented at the meeting (a "Majority Vote") shall be the act of the Class A Members, unless otherwise provided herein or in any Member Agreement.

A-4.   Class A Voting Matters. The following voting matters (the "Class A Voting Matters") are specifically reserved to the Class A Membership Interests and no other Membership Interests shall be entitled to vote or comment on such Class A Voting Matters:

(1)   Any matters affecting Class A Membership Interests; and

(2)   Any matters involving the admission of a Class A Member or the amendment, issuance, sale, transfer, pledge or assignment of a Class A Membership Interest or any rights therein.

A-5.   Class A Member Consents and Limitations of Powers. Notwithstanding any provisions to the contrary in the Operating Agreement, the Manager shall not take any of the following actions without first obtaining, and the following actions shall require, the affirmative vote of holder(s) of a majority of the Class A Membership Interests:

(a)   Enter into any merger, sale, acquisition or similar business arrangement involving the Membership Interests or substantially all of the assets of the Company;

(b)   Elect to dissolve the Company;

(c)   Amend this Agreement;

(d)   Appoint or remove any Manager;

(e)   Create, offer, issue or sell any Membership Interests, notes, options, warrants, convertible, preferred or other debt or equity interests of any class or kind in the Company ("Securities");

 (f)   Enter into any merger, sale, acquisition or similar business arrangement involving the Membership Interests or substantially all of the assets of the Company;

(g)   Enter into any loan, lease, credit, borrowing, guaranty, indemnity, or similar business arrangements or grant any security interest, which arrangement or security interest involves amounts, individually or in the aggregate over any twelve-month period, in excess of $1,000,000;

(h)   Enter into any employment, compensation, bonus or other benefit agreement or arrangement with any employee or officer which involves amounts, individually or in the aggregate in any twelve-month period, in excess of $250,000;

(i)   Bring and defend actions at law or in equity, and to pay, collect, compromise, arbitrate or otherwise adjust any and all claims or demands of or against the Company which involve amounts, individually or in the aggregate in any twelve-month period, in excess of $1,000,000;

(j)   Declare or pay any dividend (whether in cash, notes or Membership Interests) or other similar distribution not otherwise required pursuant to Section 5.01 of the Agreement; or

(k)   Redeem, purchase or repurchase any Membership Interests, notes, options, warrants, convertible, preferred or other debt or equity interests of any class or kind in the Company, other than in accordance with its terms.

A-6.   General Voting Matters. Class A Members are entitled to vote on any and all member matters not specifically reserved to a Class. Any such matters shall require the Majority Vote of the Class A Membership Interests in addition to the required vote of any other Class.

A-7.   Allocation of Profits. "Profits" and "Losses," as defined in Section 4.01 of the Operating Agreement, after allocation of any portions thereof to other Classes of Membership Interest in preference to the Class A Membership Interests as required by any Class Schedule, shall be allocated in the following order and priority:

(a)   Losses shall be allocated among all Members of all Classes in the following order and priority: (1) First, to each Member in accordance with their positive Capital Account until their respective Capital Account has been reduced to zero; and (2) then, to all Members of all Classes, pro rata in accordance with their respective Percentage Interests set forth in the Schedule of Capital Interests (the "Percentage Interests"); and

(b)   Profits shall be allocated among all Members of all Classes in the following order and priority: (1) First to each Member pro rata in accordance with the allocations of Losses made to such Members under Section A-7(a) until each Member shall have been allocated, in the aggregate, an amount of Profits equal to the aggregate amount of Losses allocated to them under Section A-7(a) hereof; and (2) then, to all Members of all Classes, pro rata in accordance with their respective Percentage Interests;

provided, however, any allocation to any Class A Member of losses (which include items thereof) shall be reduced to the extent such allocation, in the good faith judgment of the Manager upon advice of the Company's accountants or counsel, would likely not be respected under Section 704 of the Code.

A-8.   Distribution of Available Cash. "Available Cash" as defined in Section 5.01 of the Operating Agreement, after allocation of any portions thereof to other Classes of Membership Interest in preference to the Class A Membership Interests as required by any Class Schedule, shall be distributed at such times as the Manager may determine (but no less than once every 12 months) 100% collectively to the Class A Membership Interests pro-rata to each Member of the Class in accordance with their Membership Interest in such Class.

A-9.   Determinations among Members. Allocations and distributions among Class A Membership Interests shall be made in accordance the terms of the Operating Agreement pro-rata to each Member of the Class in accordance with their Membership Interest in such Class.

A-10. Other Rights. The Class A Members hereby ratify and approve, and are hereby granted, all other rights and responsibilities granted to the Class A Members under the Operating Agreement.

A-11. Other Classes. Upon the approval by holder(s) of a majority of the Class A Membership Interests, in addition to the required vote of any other Class, the Company may authorize other Classes separate and apart from the Class A Membership Interests.

Signatures on Following Page

COUNTERPART JOINDER TO OPERATING AGREEMENT

(CLASS A MEMBERSHIP INTERESTS)

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and adequacy of which is hereby acknowledged, the undersigned person(s), owner(s) of the Membership Interests listed opposite their name(s),

I.   hereby join(s) in and agree(s) to be bound by that certain OPERATING AGREEMENT, dated as of August 1, 2020, of travel.win, LLC, a Florida limited liability company (the "Company"), and certain persons owning Membership Interests in the Company, as they may join from time to time,

II.   hereby represent(s) that they are the sole owner of the Membership Interests in the Company listed opposite their names below, with full power and authority to enter into this JOINDER, and

III.   hereby designate(s) the mailing address below as the address for any and all notices and correspondence pursuant to the OPERATING AGREEMENT.

This JOINDER shall be effective immediately upon acceptance by the Company.

IN WITNESS WHEREOF, the undersigned have caused this JOINDER TO OPERATING AGREEMENT to be executed as of _____.

Owner's Name : _____

Social Security/Tax ID Number : _____

Contribution: $ _____

No. of Membership Interests Owned : _____ Class A Interests

Mailing Address : _____

_____

Telephone : _____ Fax : _____

e-Mail: _____

Signature :   X _____

Name, Title : _____

Agreed and accepted on _____.

travel.win, LLC

By: X _____

CLASS B MEMBERSHIP INTERESTS SCHEDULE

B-1.   Class B Membership Interests. The Membership Interests of the Company shall include 5,000,000 Class B Membership Interests, $0.001 par value, which Class B Membership Interests shall have the rights and interests as set forth herein. Members holding Class B Membership Interests are referred to herein as "Class B Members".

B-2.   Class B Contributions. Upon admission of any Class B Member, such Class B Member shall contribute such capital to the Company as the Class B Members shall determine from time to time. Thereafter, such Class B Member is neither expected nor obligated to contribute any further capital contributions or to lend any funds to the Company. No Class B Member will have the right to withdraw EXCEPT as set forth in Sections B-7 and B-8 hereof , to receive any return of, or to be paid any interest on, any capital contribution to the Company, nor shall any Class B Member be responsible or liable to any Member in any regards thereto.

B-3.   Class B Voting. Class B Members may attend any meeting or vote on any matter to which they are entitled to vote, in person, by proxy or by telephone. Each Class B Member shall be entitled to one vote for each Class B Membership Interest held by such Member, unless otherwise provided in this Agreement or any Member Agreement. Holder(s) of a majority of the Class B Membership Interests, represented in person, by proxy or by telephone, shall constitute a quorum. If a quorum is present, the affirmative vote of holder(s) of a majority of the Class B Membership Interests represented at the meeting (a "Majority Vote") shall be the act of the Class B Members, unless otherwise provided herein or in any Member Agreement.

B-4.   Class B Voting Matters. There are no specific matters reserved solely to the vote of Class B Membership Interests.

B-5.   Class B Member Consents and Limitations of Powers. Notwithstanding the provisions of the Operating Agreement, the Company shall not take any of the following actions without first obtaining, and the following actions shall require, the affirmative vote of holder(s) of a majority of the Class B Membership Interests:

(a)   Amend this Class B Membership Interest Schedule

B-6.   General Voting Matters.   Except for those matters specified in Section B-5 hereof, there are no other matters reserved solely to the vote of Class B Membership Interests and Class B Members are not entitled to vote on any member matters not specifically reserved to Class B Membership Interests. Any such matters shall require the Majority Vote of the Class B Membership Interests in addition to the required vote of any other Class.

B-7.   Allocation of Profits. "Profits" and "Losses," as defined in Section 4.01 of the Operating Agreement, after allocation of any portions thereof to other Classes of Membership Interest in preference to the Class B Membership Interests as required by any Class Schedule, shall be allocated in the following manner and priority:

(a) Losses shall be allocated among all Members of all Classes in the following order and priority: (1) First, to each Member in accordance with their positive Capital Account until their respective Capital Account has been reduced to zero; and (2) then, to all Members of all Classes, pro rata in accordance with their respective Percentage Interests set forth in the Schedule of Capital Interests (the "Percentage Interests"); and

(b) Profits shall be allocated among all Members of all Classes in the following order and priority: (1) First to each Member pro rata in accordance with the allocations of Losses made to such Members under Section B-7(a) until each Member shall have been allocated, in the aggregate, an amount of Profits equal to the aggregate amount of Losses allocated to them under Section B-7(a) hereof; and (2) then, to all Members of all Classes, pro rata in accordance with their respective Percentage Interests;

provided, however, any allocation to any Class B Member of losses (which include items thereof) shall be reduced to the extent such allocation, in the good faith judgment of the Manager, upon advice of the Company's accountants or counsel, would likely not be respected under Section 704 of the Code.

B-8.   Distribution of Available Cash. "Available Cash" as defined in Section 5.01 of the Operating Agreement, after allocation of any portions thereof to other Classes of Membership Interest in preference to the Class B Membership Interests as required by any Class Schedule, shall be distributed at such times as the Manager may determine (but no less often than once every 12 months) 100% to the Class B Membership Interests until such time as the Class B Capital Contributions are returned to the Class B Members and the Class B Membership Interests are converted into Class A Membership Interests in accordance with Section B-10 hereof.

B-9.   Determinations among Members.   Allocations and distributions among Class B Membership Interests shall be made in accordance with Section B-7 and B-8 hereof.

B-10.   Return of Capital Contribution and Conversion to Class A Membership Interests. In accordance with Sections B-7 and B-8 hereof, profits and losses will be allocated, and distributions of Available Cash will be made in accordance therewith until such time as the distributions of Available Cash to the Class B Members equals the Class B Capital Contribution made by the Class B Members (the "Conversion Event"). Immediately upon the occurrence of the Conversion Event, each outstanding Class B Membership Interest will, automatically, and without any further notice, action or event, be extinguished and converted into one Class A Membership Interest. Thereafter, all rights of a holder of Class B Membership Interests will be extinguished and converted as set forth herein and such holder shall be entitled to all rights as a holder of Class A Membership Interests.

B-11.   Other Rights. The Class B Members hereby ratify and approve, and are hereby granted, all other rights and responsibilities granted to the Class B Members under the Operating Agreement.

Signatures on Following Page

COUNTERPART JOINDER TO OPERATING AGREEMENT

(CLASS B MEMBERSHIP INTERESTS)

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and adequacy of which is hereby acknowledged, the undersigned person(s), owner(s) of the Membership Interests listed opposite their name(s),

I.   hereby join(s) in and agree(s) to be bound by that certain OPERATING AGREEMENT, dated as of August 1, 2020, of travel.win, LLC, a Florida limited liability company (the "Company"), and certain persons owning Membership Interests in the Company, as they may join from time to time,

II.   hereby represent(s) that they are the sole owner of the Membership Interests in the Company listed opposite their names below, with full power and authority to enter into this JOINDER, and

III.   hereby designate(s) the mailing address below as the address for any and all notices and correspondence pursuant to the OPERATING AGREEMENT.

This JOINDER shall be effective immediately upon acceptance by the Company.

IN WITNESS WHEREOF, the undersigned have caused this JOINDER TO OPERATING AGREEMENT to be executed as of _____.

Owner's Name :   _____

Social Security/Tax ID Number :   _____

Contribution: $ _____

No. of Membership Interests Owned : _____ Class B Interests

Mailing Address :   _____

                                        _____

Telephone :   _____   Fax :   _____

e-Mail: _____

        Signature :   X _____

        Name, Title :   _____

Agreed and accepted on _____.

travel.win, LLC

        By: X _____